Modtech Holdings, Inc.
2830 Barrett Avenue
Perris, CA 92751

February 21, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC. 20549-2000

Attn: Brigitte Lippmann

Re:	Modtech Holdings, Inc.
Registration Statements on Form S-3
Each Filed on January 10, 2007
File No. 333-19902 and 333-139899

Ladies and Gentlemen:

On behalf of Modtech Holdings, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff letter dated February 6, 2007 regarding the above-referenced Registration Statements. Our references to “comment” below correspond to the paragraph numbers of the staff’s letter.

Comment 1. We will withdraw the confidential treatment request since it is now moot. It was made in connection with a Form 8-K filing made on November 3, 2006. The redacted material in the Conversion and Repurchase Agreement filed as an exhibit to the Form 8-K, was included in an amendment filed on November 5, 2006.

Form S-3 File No. 333-19902

Comment 2. The material terms of the original transaction and the conversion terms of the $8,333,333 amount of the note have been added to the Selling Stockholder section on page 7.

Comment 3. The selling stockholder no longer holds any warrants. The footnote has been amended to reflect this fact.

Securities and Exchange Commission
Division of Corporation Finance
February 21, 2007

Comment 4. The selling stockholder is not a broker-dealer or an affiliate of a broker-dealer.

Form S-3 File No. 333-139899

Comment 5. The cover page has been amended to disclose in bullet format the number of shares of common stock to be sold that underlie the warrants and the convertible note.

Comment 6. Based on the closing market price of $5.09 per share on October 31, 2006, the date the convertible note was issued, the total dollar value of the 1,400,560 shares of common stock underlying the note that are being registered is $7,128,850.40. The total value based on the closing market price of $4.46 on December 28, 2006, the date the conversion price was re-negotiated, is $6,246,497.60. The number of underlying securities being registered was computed based on the December 28, 2006 conversion price.

Comment 7.  The following payments were made or will be made in connection with the issuance of the convertible note to the selling shareholder, its affiliates and parties with whom the selling shareholder had a contractual relationship regarding the issuance of the convertible note.

Payments

Loan Fees	$182,500	(1)

Due Diligence Fees	$2,500	(1)

Legal Fees	$32,335	(1)

Interest Payments	$116,899	(2)

(1)
Paid upon issuance of the convertible note on October 31, 2006. These figures represent an allocation of fees paid in connection with a loan transaction that included both the convertible note and a $13 million non-convertible note.

(2)	Includes payments made December 1, 2006, January 1, 2007 and the final payment to be made on February 27, 2007.

Securities and Exchange Commission
Division of Corporation Finance
February 21, 2007

Comment 8. The net proceeds from the convertible note were $4,782,665. The total interest payments that will be made prior to complete conversion of the note will be $116,899. No principal payments will be made before the note is fully converted.

Comment 9.  The following table sets forth the potential profit to be realized upon conversion of the note based on the conversion price at December 28, 2006 and the closing price of the company's common stock on October 31, 2006, the date the note was issued, and on December 28, 2006, the date the conversion price was re-negotiated. The original conversion price of the note on October 31, 2006 exceeded the market price of the company's stock on that date.

Potential Profit from Conversion of Convertible Note

Market price per share
@10/31/06	$5.09

Conversion price per share
@ 10/31/06	$6.55 average (1)

Market price per share
@12/28/06	$4.46

Conversion price per share
@12/28/06	$3.57

Total shares underlying
convertible note @12/28/06
based on 12/28/06 conversion
price	1,400,560

Securities and Exchange Commission
Division of Corporation Finance
February 21, 2007

Aggregate market value of
underlying shares @ 10/31/06 (2)	$7,128,850.40

Aggregate market value of
underlying shares @ 12/28/06	$6,246,497.60

Aggregate conversion price of	$5,000,000.00
underlying shares

Total discount to market price	$2,128,850.40
of underlying shares @10/31/06

Total discount to market price
of underlying shares @ 12/28/06	$1,246,497.60

(1) The conversion prices per share at 10/31/06 were $5.96 for the first $1,666,667 of principal amount of the note, $6.23 for the next $1,666,667 of principal and $7.69 for the last $1,666,666 of principal for an average price of $6.55 per share.

(2) The number of underlying shares is based on the 12/28/06 conversion price.

The conversion price and number of underlying shares were fixed at December 28, 2006.

Comment 10. The exercise price of each warrant is fixed and will adjust only in the event of a stock dividend, stock split or reverse split. The exercise price exceeded the market price of the issuer's common shares on the date the warrants were issued as follows:

Warrants

Shares	Exercise Price	Date Issued	Closing Price on Issue Date

581,395	$5.69	10/31/06	$5.09
770,349	$7.82	10/31/06	$5.09
770,348	$7.31	10/31/06	$5.09
192,029	$5.06	12/28/06	$4.48
192,029	$5.29	12/28/06	$4.48
192,028	$6.53	12/28/06	$4.48

Securities and Exchange Commission
Division of Corporation Finance
February 21, 2007

The closing price of the issuer's common stock on February 13, 2007 was $4.23.

Comment 11. The following table sets forth information concerning proceeds and costs of the convertible note and potential profit upon conversion of the note and exercise of the warrants.

Gross proceeds from issuance
of convertible note	$5,000,000

Payments made to selling
shareholder and related or
representative parties
in connection with issuance of note	334,234 (1)

Net proceeds from
issuance	$4,782,665

Potential profit upon
conversion of note
(10/31/06)	$2,128,850.40 (2)

Potential profit upon	$1,246,497.60 (3)
conversion of note
(12/28/06)

Potential profit upon
exercise of warrants	NA (3)

(1) Represents loan fees, legal fees and due diligence fees paid to the selling shareholder or its related parties.

(2) Based on the closing market price of the issuer's common stock on October 31, 2006, the date the convertible note was issued and the conversion price as re-negotiated on December 28, 2006.

Securities and Exchange Commission
Division of Corporation Finance
February 21, 2007

(3) Based on the closing price of the issuer's common stock on December 28, 2006, the date the conversion price was re-negotiated.

(3) The exercise price of all warrants held by the selling stockholder exceeded the closing price of the issuer's common stock on the date the warrants were issued.

The loan fees, attorney's fees, due diligence fees and interest payments made to the selling shareholder, its related parties and representatives, plus the total value of the conversion price's discount to the market price of the company's common stock at October 31, 2006, is 51.5% of the net proceeds of the convertible note. These amounts as a percentage of the market price of the company's common stock at December 28, 2006 are 33%. The average percentage over the three year original term of the note based on the October 31, 2006 market price is 17.2%. The average percentage over the same period based on the December 28, 2006 market price is 11%.

Comment 12. There have been no prior securities transactions between the issuer and the selling shareholder, any affiliate of the selling shareholder or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessor of those persons).

Comment 13. The following table sets forth certain information concerning ownership of the company's common stock.

Share Ownership (1)

Shares held by
non-affiliates of
company @ 9/30/06	8,565,413 (2)

Shares previously
registered for resale
by selling shareholder	0

Shares registered for
resale held by selling
shareholder @ 2/13/07	990,000

Securities and Exchange Commission
Division of Corporation Finance
February 21, 2007

Shares previously sold in
registered resale transactions
by selling shareholder	0

Shares registered for resale
by selling shareholder in
current registration statement	4,098,738 (3)

(1) All references to the selling shareholder include its affiliates.
(2) Does not include any shares held by the selling shareholder or any of its affiliates.
(3) Includes the 990,000 shares currently held by the selling shareholder.

Comment 14. The issuer has the intention, and a reasonable basis to believe that it will have the financial ability to make the remaining payments on the notes. The funds necessary to make the first year's interest payments on the notes are on deposit in a restricted account which the selling shareholder may draw from for payment. The agreement pursuant to which the notes were issued prohibits the selling shareholder and its affiliates from having a short position in the company's common stock. The selling shareholder has represented to the company that neither it nor its affiliates hold a short position in the company's common stock.

Comment 15. The relationships and arrangements between the issuer and selling shareholder for the last three years are described in the "Selling Stockholder" section of the prospectus. We have amended the section to reflect that the payment terms of the notes and the fact that the notes are secured by a lien on all of the issuer's assets. Copies of all agreements in connection with the sale of the convertible note have been filed as exhibits in prior 8-K filings and are incorporated by reference into the registration statement.

Comment 16. The company determined the number of shares it seeks to register with the registration statement by dividing the $5 million principal amount of the convertible note by the conversion price of $3.57 and adding the result to the total number of shares set forth on the each of the three warrants issued to the selling shareholder. Fractional shares were not included.

Securities and Exchange Commission
Division of Corporation Finance
February 21, 2007

Comment 17. The name of the natural person who exercises the voting and dispositive powers with respect to the shares to be offered by the selling shareholder has been added to footnote 1 of the table in the Selling Stockholder section of the prospectus.

Comment 18. The prospectus has been amended to reflect that the different exercise prices of the warrants issued to Laurus were the results of the company negotiating an exercise price at a premium to the trading price of the common stock to avoid dilution to existing stockholders.

Sincerely,

Dennis Shogren
Chief Executive Officer